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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

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                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

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               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________

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                               JPMORGAN CHASE BANK
               (Exact name of trustee as specified in its charter)

New York                                                              13-4994650
(State of incorporation                                         (I.R.S. employer
if not a national bank)                                      identification No.)

270 Park Avenue
New York, New York                                                         10017
(Address of principal executive offices)                              (Zip Code)


                               William H. McDavid
                                 General Counsel
                                 270 Park Avenue
                            New York, New York 10017
                               Tel: (212) 270-2611
            (Name, address and telephone number of agent for service)

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                    World Omni Auto Receivables Trust 2001-B
               (Exact name of obligor as specified in its charter)

Delaware                                                             Applied for
(State or other jurisdiction of                                 (I.R.S. employer
incorporation or organization)                               identification No.)

c/o Bank of New York
White Clay Center
Route 273
Newark, DE                                                                 19711
(Address of principal executive offices)                              (Zip Code)

                 Auto Receivables Backed Notes and Certificates

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                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

              New York State Banking Department, State House, Albany, New York 12110.

              Board of Governors of the Federal Reserve System, Washington, D.C., 20551

              Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

              Federal Deposit Insurance Corporation, Washington, D.C., 20429.


         (b)  Whether it is authorized to exercise corporate trust powers.

              Yes.


Item 2.  Affiliations with the Obligor and Guarantors.

         If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.
         None.

Item 16.   List of Exhibits

           List below all exhibits filed as a part of this Statement of Eligibility.

           1. A copy of the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001.

           2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001 in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1and 2.

           4. A copy of the existing By-Laws of the Trustee.

           5. Not applicable.

           6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

           8. Not applicable.

           9. Not applicable.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 30/th/ day of November, 2001.

                                                 JPMORGAN CHASE BANK



                                                 By /s/ Craig M. Kantor
                                                        ------------------------
                                                        Craig M. Kantor
                                                        Vice President

                              Exhibit 7 to Form T-1


                                Bank Call Notice

                             RESERVE DISTRICT NO. 2
                       CONSOLIDATED REPORT OF CONDITION OF

                            The Chase Manhattan Bank
                  of 270 Park Avenue, New York, New York 10017
                     and Foreign and Domestic Subsidiaries,
                     a member of the Federal Reserve System,

                   at the close of business June 30, 2001, in
        accordance with a call made by the Federal Reserve Bank of this
         District pursuant to the provisions of the Federal Reserve Act.


                                                               Dollar Amounts
                        ASSETS                                   in Millions

Cash and balances due from depository institutions:
     Noninterest-bearing balances and
     currency and coin .......................................    $ 21,536
     Interest-bearing balances ...............................      31,428
Securities:
Held to maturity securities ..................................         481
Available for sale securities ................................      60,903
Federal funds sold and securities purchased under
     agreements to resell ....................................      42,824
Loans and lease financing receivables:
     Loans and leases held for sale ..........................       3,856
     Loans and leases, net of unearned income   $155,575
     Less: Allowance for loan and lease losses     2,276
     Loans and leases, net of unearned income and
     allowance ...............................................     153,299
Trading Assets ...............................................      66,636
Premises and fixed assets (including capitalized leases) .....       4,468
Other real estate owned ......................................          45
Investments in unconsolidated subsidiaries and
     associated companies ....................................         353
Customers' liability to this bank on acceptances
     outstanding .............................................         346
Intangible assets
     Goodwill ................................................       1,785
     Other Intangible assets .................................       4,365
Other assets .................................................      19,923
                                                                  --------
TOTAL ASSETS .................................................    $412,248
                                                                  ========

                                   LIABILITIES

Deposits
   In domestic offices ..........................................   $ 137,865
   Noninterest-bearing ....................... $56,799
   Interest-bearing ..........................  81,066
   In foreign offices, Edge and Agreement
   subsidiaries and IBF's .......................................     113,924
      Noninterest-bearing ................. $    6,537
   Interest-bearing .......................    107,387

Federal funds purchased and securities sold under agreements
to repurchase ...................................................      65,474
Trading liabilities .............................................      39,611
Other borrowed money (includes mortgage indebtedness
   and obligations under capitalized leases) ....................      10,573
Bank's liability on acceptances executed and outstanding ........         346
Subordinated notes and debentures ...............................       6,355
Other liabilities ...............................................      14,772
TOTAL LIABILITIES ...............................................     388,920
Minority Interest in consolidated subsidiaries ..................          89

                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus ...................           0
Common stock ....................................................       1,211
Surplus (exclude all surplus related to preferred stock) ........      12,715
  Retained earnings .............................................       9,985
  Accumulated other comprehensive income ........................        (672)
Other equity capital components .................................           0
TOTAL EQUITY CAPITAL ............................................      23,239
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TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL ........   $ 412,248
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I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                                   JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in- structions issued by the appropriate Federal regulatory authority and is true and correct.


                                   WILLIAM B. HARRISON JR.  )
                                   DOUGLAS A. WARNER III    ) DIRECTORS
                                   WILLIAM H. GRAY III      )

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